Exhibit 11


                  Calculation of Earnings (Loss) Per Share

                    (in thousands except per share data)


                                                    Three Months Ended
                                                        March 31,
                                                     1997       1996
                                                    ------     ------

Weighted average common
and common equivalent
shares outstanding                                  4,467      4,467

Diluted weighted average common
and common equivalent
shares outstanding                                  4,763      4,467

Net Earnings (Loss)                                 $   7    $(1,041)


Primary Earnings (Loss) Per
Common Share                                        $0.00    $ (0.23)

Diluted Earnings (Loss) Per
Common Share                                        $ 0.00   $ (0.23)